UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934


TPG RE Finance Trust, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
87266M107
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[  ]  Rule 13d-1(c)

	[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
87266M107

1
Names of Reporting Persons: State of Michigan Retirement System


2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[]
3
Sec Use Only


4
Citizenship or Place of Organization

Michigan
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  4,824,242

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  4,824,242

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

4,824,242
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6.26%1
12
Type of Reporting Person (See Instructions)

EP


Item 1.
(a)	Name of Issuer: TPG RE Finance Trust, Inc.
(b)	Address of Issuer?s Principal Executive Offices:
888 7th Avenue, 35th Floor, New York, NY 10106
Item 2.
(a) Name of Person Filing: State of Michigan Retirement System
(b) Address of Principal Business Office or, if None,
Residence:  2501 Coolidge Road Suite 400 East Lansing, MI
48823
(c) Citizenship:	Michigan, United States
(d) Title and Class of Securities: Common Stock
(e) CUSIP No.:	87266M107
Item 3. 	If this statement is filed pursuant to
?? 240.13d-1(b) or 240.13d-2(b) or (c), check whether the
person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section
8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[x_]	An employee benefit plan or endowment fund
in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person
in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the
definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule
240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J), please
specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 4,824,242
 (b)	Percent of Class:  6.26%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 4,824,242
	(ii)	Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 4,824,242
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be
the beneficial owner of more than five percent of the class
of securities, check the following [ ].
Item 6.	Ownership of more than Five Percent on Behalf of
Another Person. Not applicable.
Item 7.	Identification and classification of the subsidiary
which acquired the security being reported on by the parent
holding company or control person. The security was acquired by the State of Michigan Retirement System (the SMRS).
The Michigan Department of Treasury, Bureau of Investments
is delegated as the investment fiduciary of the SMRS.
See Executive Organization Act of 1965, 1965 PA 380,
MCL 16.191, and MCL 38.1176.  Investments are made in
accordance with the parameters and limitations set forth in
the Public Employee Retirement System Investment Act, 1965
PA 314, MCL 38.1132 et seq; MCL 16.191 and also in
accordance with the Investment Policy Statement for the
State of Michigan Retirement System, last revised November
27, 2018.
Item 8.	Identification and classification of members of the
group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2022

State of Michigan Retirement System
/s/ Karl Borgquist
Name: Karl Borgquist
Title: Chief Compliance Officer & General Counsel
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). 1 The percentage used herein and the rest of this Schedule 13G is calculated based upon 77,047,966 shares of Common Stock outstanding as of October 29, 2021, as reported in the Issuer?s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2021.
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